UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Amendments to the Nomination Committee Charter

On February 22, 2022, the Board of Directors (the “Board”) of ReNew Energy Global plc (“ReNew”) approved the amendments to its Nomination Committee Charter. The Nominations Committee has been renamed as the Nominations and Board Governance Committee and the scope of the charter has been expanded to cover certain governance matters such as, (i) annually reviewing the board committee structure and recommending to the Board for its approval, directors to serve as members of each committee; and (ii) developing and recommending to the Board the Corporate Governance Guidelines, and reviewing and reassessing the adequacy of such Corporate Governance Guidelines and recommending any proposed changes to the Board. There is no change to the composition of the Nomination and Board Governance Committee.

Resignation of Chief Financial Officer and Appointment of Interim Chief Financial Officer

On February 24, 2022, the Board of ReNew accepted the resignation of Mr. D. Muthukumaran as the Chief Financial Officer of ReNew. Mr. Muthukumaran’s resignation will be effective on or around the end of Fiscal Year ending March 31, 2022. Mr. Muthukumaran is resigning to pursue other interests and his decision to resign was not as a result of any disagreements with ReNew on any matter. The Board thanks Mr. Muthukumaran for his services and wishes him well in his new endeavors.

Mr. Muthukumaran will continue as ReNew’s Chief Financial Officer until the effective date of his resignation. Following Mr. Muthukumaran’s resignation, Mr. Kailash Vaswani will be appointed as an interim Chief Financial Officer of ReNew until the Board appoints a new Chief Financial Officer.

Mr. Vaswani is ReNew’s President — Corporate Finance and has been a member of ReNew’s senior management since inception. Kailash is directly responsible for ReNew’s fundraising and M&A activities as well as treasury management. Prior to joining ReNew, Mr. Vaswani worked with the Corporate Finance and Investments divisions of Saffron Asset Advisors and the Aditya Birla Group. Mr. Vaswani is a Chartered Accountant and holds a Bachelor’s degree in Commerce from Mumbai University, India.

Earnings Release

On February 24, 2022, ReNew issued an earnings release announcing its unaudited financial results for the nine months ended and the three months ended December 31, 2021. A copy of the earnings release, the earnings presentation and the earnings press release each dated February 24, 2022 are attached hereto as exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	ReNew Power Announces Results for the Third Quarter (Q3 FY22) and Nine Months of Fiscal 2022, both ended December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ Sumant Sinha
		Name:	Sumant Sinha
		Title:	Director and Chief Executive Officer